

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 1, 2011

Ms. Stacey Fling
Chief Executive Officer and Principal Financial Officer
Li-on Motors Corporation
4894 Lone Mountain #168
Las Vegas, Nevada 89130

> **Re:** **Li-on Motors Corporation**
> **Form 10-K for the year ended July 31, 2010**
> **Filed November 2, 2010**
> **Form 10-Q for the period ended January 31, 2011**
> **Filed March 17, 2011**
> **Form 10-Q for the period ended April 30, 2011**
> **Filed June 14, 2011**
> **File No. 000-33391**

Dear Ms. Fling:

We have reviewed your response dated July 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended July 31, 2010

Item 9A (T). Controls and Procedures, page 36

Management's Annual Report on Internal Control over Financial Reporting, page 37

1. We note from your response to our prior comments 4 and 5 that "management's conclusion was that the company's disclosure controls and procedures and internal control over financial reporting were not effective at the July 31, 2010 fiscal year end…" Notwithstanding your response, you disclose in this section that "Management concluded in this assessment that, as of July 31, 2010, given the above reportable conditions, our internal control over financial reporting was effective." Please note that the assessments of the company's disclosure controls and procedures and internal control over financial reporting were conducted as of July 31, 2010 and actions taken after that date to remediate material weakness identified cannot be used to retroactively support an effectiveness conclusion. Further, as indicated in Item 308(a)(3) of Regulation S-K management is not permitted to conclude that the company's internal control over financial reporting is effective if there are one or more material weaknesses. Consistent with the representations in your responses, please amend your Form 10-K for the year ended July 31, 2010 to clearly state management's conclusion that your internal control over financial reporting was not effective as of July 31, 2010.

2. In addition, in the amended Form 10-K, please eliminate the last sentence of the "Limitations on the Effectiveness of Controls" section where you state "The Company's Chief Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level" or revise the sentence to say that your officers concluded that your disclosure and controls were not effective at July 31, 2010.

Form 10-Q for the Quarter Ended April 30, 2011

Notes to Unaudited Consolidated Financial Statements, page 9

Note 9. Long-Term Debt, page 14

3. Please refer to our prior comment 8. Please explain to us in further detail the basis for your determination that the warrants need not be accounted for as part of your financial statements. Any warrants that are issued should be appropriately accounted for and presented in your financial statements based on the guidance at FASB ASC 470 or other applicable U.S. GAAP. Provide us with your analysis of the U.S. GAAP you believe addresses the required accounting, valuation and presentation of the warrants. Finally, please also provide us with the complete terms of the warrants that were issued.

Note 14. Commitments and Contingencies, page 18

License Agreement, page 19

4. Please refer to our prior comment 9. Please revise future filings to include a summary of the significant information included in your response. Also, future filings should indicate why management believes the note is collectible.

       You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief